EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (1)

Three Months Ended March 31, 2012 and 2011

($ amounts in millions)

	2012	2011

Income from continuing operations before income taxes	$1.3	$6.6

Less: Income from equity investees	6.8	1.1

Add: Distributed earnings of equity investees	3.5	2.4

Income (loss) from continuing operations before income taxes and equity in
undistributed earnings of equity investees	$(2.0)	$7.9

Fixed Charges:
Interest expense on indebtedness	$7.9	$7.9
Interest expense attributable to rentals	0.1	0.1
Total fixed charges (2)	8.0	8.0
Interest credited on policyholder contract balances	30.1	29.0
Total fixed charges, including interest credited to policyholders	$38.1	$37.0

Income from continuing operations before income taxes, equity in undistributed
earnings of equity investees and total fixed charges	$36.1	$44.9

Ratio of earnings to fixed charges and preferred stock dividends	0.9	1.2

Additional earnings required to achieve 1:1 ratio coverage	$2.0	$—

SUPPLEMENTAL RATIO (3) — Ratio of earnings to fixed charges and preferred stock dividends exclusive of interest credited on policyholder contract balances:

Income (loss) from continuing operations before income taxes and equity in
undistributed earnings of equity investees	$(2.0)	$7.9

Fixed Charges:
Total fixed charges, as above	$8.0	$8.0

Income from continuing operations before income taxes and equity in undistributed
earnings equity investees and fixed charges	$6.0	$15.9

Ratio of earnings to fixed charges and preferred stock dividends	0.8	2.0

Additional earnings required to achieve 1:1 ratio coverage	$2.0	$—

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(1)

We had no dividends on preferred stock for the three months ended March 31, 2012 and 2011.

(2)

Total fixed charges consist of interest expense on indebtedness and an interest factor attributable to rentals. The interest factor to rentals consists of one-third of rental charges, which we deem to be representative of the interest factor inherent in rents.

(3)

This ratio is disclosed for the convenience of investors and may be more comparable to the ratios disclosed by other issuers of fixed income securities.